UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Wizard World, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

97751C100

(CUSIP Number)

Stan Gloss, Controller

2201 Park Place, Suite 101

El Segundo, CA 90245

(310) 648-8410

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON John M. Macaluso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,450,213 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,450,213 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,450,213 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.45% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This total does not include (i) shares issuable upon exercise of an option for 150,000 shares of common stock, of which approximately 150,000 have vested, (ii) shares issuable upon exercise of an option for 2,750,000 shares of common stock, of which 2,674,656 have vested, (iii) shares issuable upon exercise of an option for 120,000 shares of common stock, of which approximately 120,000 have vested, (iv) shares issuable upon exercise of an option for 900,000, which shall be exercisable at a price per share of $1.00 and shall vest quarterly over the period beginning on March 19, 2015 and ending March 18, 2016; (v) shares issuable upon exercise of an option for 900,000, which shall be exercisable at a price per share of $1.25 and shall vest quarterly over the period beginning on March 19, 2016 and ending March 18, 2017, and (vi) shares issuable upon exercise of an option for 900,000, which shall be exercisable at a price per share of $1.50 and shall vest quarterly over the period beginning on March 19, 2017 and ending March 18, 2018.

(2)	Percentage of class based on 51,358,386 shares of common stock issued and outstanding as of February 17, 2015.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Wizard World, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 2201 Park Place, Suite 101, El Segundo, California 90245.

Item 2 Identity and Background

The Statement is being filed by John M. Macaluso (the “Reporting Person”). The Reporting Person is the Company’s Chief Executive Officer with an address at 1240 5th Street, Manhattan Beach, CA 90266. The Reporting Person is a United States citizen.

During the last five years the reporting person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the reported 8,450,213 shares of the Company’s common stock as follows:

On October 26, 2011, pursuant to a stock purchase agreement by and between the Reporting Person and a stockholder of the Company, the Reporting Person acquired 5,000,000 shares of the Company’s common stock for a total purchase price of $100.00.

On March 19, 2012, pursuant to two stock purchase agreements by and between the Reporting Person and individual stockholders of the Company, the Reporting Person acquired an aggregate of 3,050,000 shares of the Company’s common stock for a total purchase price of $50.00.

On February 6, 2013, the Reporting Person purchased 50,000 shares of the Company’s common stock on the open market for a purchase price of $0.252 per share.

Effective August 21, 2013, in connection with the Company’s restructuring (please refer to that Current Report on Form 8-K filed on August 26, 2013), the Reporting Person exchanged 1,000 shares of the Company’s Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) for 250,000 shares of the Company’s common stock. In connection with such exchange, the Reporting Person was issued 52,713 share of the Company’s common stock as payment for accrued and unpaid dividends.

Effective August 21, 2013, in connection with the Company’s restructuring (please refer to that Current Report on Form 8-K filed on August 26, 2013), the Reporting Person exchanged (i) warrants to purchase 1,000,000 shares of common stock at an exercise price of $0.44 per share and (ii) warrants to purchase 75,000 shares of common stock at an exercise price of $0.40 per share, for 537,500 shares of the Company’s common stock.

On April 9, 2014, the Reporting Person gifted 500,000 shares of the Company’s common stock.

On September 22, 2014, the Reporting Person purchased 10,000 shares of the Company’s common stock on the open market for a purchase price of $0.89 per share.

Item 4 Purpose of Transaction.

The Reporting Person has no current plans or proposals which relate to or would result in: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)(b)

As of February 17, 2015, the Reporting Person was the beneficial owner of the following securities:

Amount Beneficially Owned	8,450,213	(1)

Percent of Class	16.45	% (2)

Sole Voting Power	8,450,213	(1)

Sole Dispositive Power	8,450,213	(1)

(1)	This total does not include (i) shares issuable upon exercise of an option for 150,000 shares of common stock, of which approximately 150,000 have vested, (ii) shares issuable upon exercise of an option for 2,750,000 shares of common stock, of which 2,674,656 have vested, (iii) shares issuable upon exercise of an option for 120,000 shares of common stock, of which approximately 120,000 have vested, (iv) shares issuable upon exercise of an option for 900,000, which shall be exercisable at a price per share of $1.00 and shall vest quarterly over the period beginning on March 19, 2015 and ending March 18, 2016; (v) shares issuable upon exercise of an option for 900,000, which shall be exercisable at a price per share of $1.25 and shall vest quarterly over the period beginning on March 19, 2016 and ending March 18, 2017, and (vi) shares issuable upon exercise of an option for 900,000, which shall be exercisable at a price per share of $1.50 and shall vest quarterly over the period beginning on March 19, 2017 and ending March 18, 2018.

(2)	Percentage of class based on 51,358,386 shares of common stock issued and outstanding as of February 17, 2015.

(c) There were no transactions by the Reporting Person in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Macaluso, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Macaluso and any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

/s/ John M. Macaluso
John M. Macaluso
Chief Executive Officer